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                            June 23, 2021

       Steve Kafka
       Chief Executive Officer
       DA32 Life Science Tech Acquisition Corp.
       345 Park Avenue South, 12th Floor
       New York, NY 10010

                                                        Re: DA32 Life Science
Tech Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 28,
2021
                                                            CIK No. 0001863294

       Dear Mr. Kafka:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted May 28, 2021

       Summary
       Founder shares, page 13

   1. Given that a business combination requires the approval of a majority of the outstanding shares of common stock
voted present and entitled to vote at the meeting, disclose the number of public shares
that would be needed to vote in favor of a business combination assuming the minimum
number of shares representing a quorum are voted.

               You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Craig
       Wilson, Senior Advisor, at 202-551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at 202-
 Steve Kafka
DA32 Life Science Tech Acquisition Corp.
June 23, 2021
Page 2

551-3673 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                         Sincerely,
FirstName LastNameSteve Kafka
                                                    Division of Corporation
Finance
Comapany NameDA32 Life Science Tech Acquisition Corp.
                                                    Office of Technology
June 23, 2021 Page 2
cc:       Joel Rubinstein
FirstName LastName